January 8, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ambac Financial Group, Inc.
Form 10-K for the fiscal year ended December 31, 2007
Filed on February 29, 2008
Form 10-Q for the quarter ended March 31, 2008
Filed on May 12, 2008
Form 10-Q for the quarter ended June 30, 2008
Filed on August 11, 2008
Form 10-Q for the quarter ended September 30, 2008
Filed on November 10, 2008
File No. 1-10777

Dear Mr. Rosenberg:

This letter is submitted on behalf of Ambac Financial Group, Inc. (“Ambac”) in response to comments received from the Securities and Exchange Commission staff (“Staff”), in a letter dated December 23, 2008, with respect to Ambac’s Form 10-K for the fiscal year ended December 31, 2007 filed on February 29, 2008 (“2007 Form 10-K”), Ambac’s Form 10-Q for the quarter ended March 31, 2008 filed on May 12, 2008 (“March 31, 2008 Form 10-Q”), Ambac’s Form 10-Q for the quarter ended June 30, 2008 filed on August 11, 2008 (June 30, 2008 Form 10-Q”) and Ambac’s Form 10-Q for the quarter ended September 30, 2008 filed on November 10, 2008 (September 30, 2008 Form 10-Q”). The December 23, 2008 letter is a follow up to our responses to the SEC letter dated October 7, 2008, with respect to Ambac’s 2007 Form 10-K, March 31, 2008 Form 10-Q and June 30, 2008 Form 10-Q. The December 23, 2008 letter also included comments on Ambac’s September 30, 2008 Form 10-Q.

Ambac appreciates the efforts of the Staff in this review process. Enhancement of the overall disclosures in our filings is an objective that we share with the Staff and one that we continuously consider in our filings. In connection with responding to your comments, we acknowledge that Ambac is responsible for the adequacy and accuracy of the disclosures in our filings; that SEC staff comments or changes to disclosure in response to SEC staff comments do not preclude the SEC from taking any action with respect to the filing; and that Ambac may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

For reference purposes, the text of your December 23, 2008 letter has been reproduced in this letter with responses directly following the reproduced text. The section subheader and page number in each comment refers to Ambac’s September 30, 2008 Form 10-Q.

In each of our responses below where we indicate we will provide revised disclosures in the future, we will begin including those disclosures in the December 31, 2008 Form 10-K.

Securities and Exchange Commission Staff Comments:

Form 10-Q for the quarter ended September 30, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

January 8, 2009

Loss and Loss Expenses, page 69

1.	We acknowledge your response to prior comment 6. You state in your response that you have the right to return mortgage loans with substantial breaches of representation and warranties held in trusts to the sellers of the mortgage loans. As a result, you reduced the provision for losses and loss expenses for estimated subrogation recoveries for representation and warranty breaches in the amount of $262.8 million for RMBS transactions. Please disclose the factors and assumptions used to determine the subrogation recoveries amount of $262.8 million. Please also disclose how you factored in credit risks from the sellers of the mortgage loans in determining the amount of the subrogation recoveries.

Ambac response:

As discussed in the Critical Accounting Estimates – Financial Guarantee Insurance Losses and Loss Expenses section of the September 30, 2008 and June 30, 2008 Form 10-Qs, the residential mortgage market in the United States is experiencing significant financial stress. There has been a notable increase in mortgage loan delinquencies and foreclosures, and this situation has resulted in significant losses for mortgage lenders and investors in mortgage related products. Market participants believe a primary factor contributing to this poor credit performance was a pronounced deterioration in credit underwriting standards by mortgage originators. Certain second-lien transactions which have exhibited exceptionally poor performance were chosen for further examination of the underwriting documentation supporting the underlying loans. Factors Ambac believes to be indicative of this poor performance include i) increased levels of early payment defaults, ii) the increased pace of delinquency migration through ultimate charge-off, iii) the increased pace of other credit enhancements such as subordination or overcollateralization being written down and iv) the rapid unwinding of other credit protections inherent in the transaction structure. Ambac engaged consultants that have significant industry experience with the quantitative and qualitative aspects of mortgage lending to perform the above-mentioned review of the underwriting documentation and loan files for mortgage loans of these second-lien insured transactions. This review identified substantiated breaches of transaction specific contractual representation and warranty clauses. Management reviewed and evaluated the results of the consultants’ examination in order to estimate subrogation recoveries.

Ambac has updated its estimated subrogation recoveries from $262.8 million as disclosed in June 30, 2008 Form 10-Q to $512.1 million as disclosed in the September 30, 2008 Form 10-Q. The increased estimate was revised to reflect an increase in the number of loans that have been examined by the consultants engaged by Ambac. The estimated subrogation recoveries of $512.1 million are transaction specific and based upon an initial sampling of the mortgage loans for which we are seeking recoveries. These estimated recoveries rely upon identified breaches of transaction specific representations and warranties that we have already discovered as a result of actual loan file examinations for over 5,100 loans out of an aggregate 85,000 loans in nine transactions. Estimated recoveries for five of the transactions, amounting to $227.6 million, were based on only those loans that were examined which had substantiated breaches, without extrapolation to the remaining mortgages in the loan pool. Estimated recoveries for the remaining four transactions, amounting to $284.5 million, were based on a statistical random sample of, and subsequent extrapolation to, the respective loan pool which was necessary as a result of the sponsor providing limited access to its loan files. For all nine transactions, we assumed recovery in three years discounted at a rate of 4.5%. We have assumed a three year recovery period based upon our prior experience in collecting similar recoveries. Estimated recoveries will continue to be revised and supplemented as the scrutiny of the mortgage loan pools progresses. Ambac has utilized the results of the above described loan file examinations to make demands for loan repurchases from sponsors or their successors and, in certain instances, as a part of the basis for litigation filings.

January 8, 2009

We have performed the above-mentioned, detailed examinations on a variety of second lien transactions that have experienced exceptionally poor performance. However, the estimated recoveries we have recorded to date have been limited to only those transactions whose sponsors (or their successors) are global financial institutions, all of which carry a single-A rating or better from a nationally recognized statistical rating organization. Each of these sponsors (or successors) who are responsible for honoring the identified breaches we found has significant financial resources and an ongoing interest in mortgage finance. Additionally, we are not aware of any provisions that explicitly preclude or limit the successors’ obligations to honor the obligations of the original sponsor. As a result, we did not make any explicit adjustments to our estimated subrogation recoveries with respect to the credit risk of these sponsors (or their successors).

Consistent with the above response, we will enhance our disclosures in future filings to discuss the factors and assumptions used to determine our subrogation recoveries, including how we factored in credit risks from the sellers of the mortgage loans in determining the amount of such recoveries.

Note 10 – Fair Value Measurements,

Derivative Instruments, page 26

2.	We are continuing to evaluate your response to comment 8 and we may have further comments.

Ambac response:

None.

3.	Please disclose how you have tested your credit derivative swap fair value model to determine whether it is representative of a current market transaction. For example, disclose whether and, if so, the extent that you test to ensure that the contractual premium charged for credit protection (i.e. the premium transaction price) approximates that determined by your credit derivative swap fair value model.

Ambac response:

As disclosed in Note 10 of Ambac’s September 30, 2008 Form 10-Q, when there are a sufficient number of new observable transactions to indicate a general change in market pricing trends for credit derivatives on a given asset class, we will adjust our fair value model. More specifically, we would adjust our assumptions about the percentage of reference obligation spreads we may capture as CDS fees (i.e. – the “relative change ratio”) to match the current market. Further disclosed in Note 10 is the fact that Ambac is not currently transacting CDS business, other financial guarantors have publicly stated they are exiting this product and it is possible insurance regulators will prohibit Ambac from transacting this product going forward. Thus, while we believe we have incorporated assumptions into our credit derivative fair value model that other market participants would make in accordance with SFAS 157, testing to ensure the premium transaction price in the market approximates our fair value model in an environment with little to no market activity is extremely difficult.

Nonetheless, over the last several months Ambac has negotiated the termination of five CDS transactions on CDOs with our counterparties as part of a loss remediation strategy and to reduce our risk profile. These transactions represented $4.9 billion, or 17% of our CDO of ABS notional exposure. As a result of these terminations, Ambac made payments of $1.85 billion to our CDS counterparties as compared to a combined modeled fair value liability of $2.23 billion as of the most recent quarter-end preceding each termination. We monitor our fair value model results against the settlement value of such terminations; however, we do not believe these data points warrant any favorable adjustment to our fair value model at this time. We will incorporate the above discussion about testing our fair value model into our disclosures for future filings.

January 8, 2009

4.	We acknowledge your response to prior comment 9. You disclose that implicit in the fair values are market assumptions about various factors, including correlation. Given the significant effect that diversification has on reducing the credit risk of credit default swaps please disclose the inputs, assumptions and methodology used to compute the correlation of your residential and commercial real estate and corporate financial guarantee exposures. Please also disclose trends in the assumed or implied correlation of these exposures since you entered into the financial guarantees, at year-end and at each interim period. If the trends have had or are reasonably likely to have a material effect, please disclose the effects and/or expected effects on financial position, operations and liquidity.

Ambac response:

As discussed in Note 10 of Ambac’s September 30, 2008 Form 10-Q, the key variables used in our valuation of substantially all of our credit derivatives (“CDS”) include the balance of unpaid notional, expected term, fair values of the underlying reference obligations, reference obligation credit ratings, assumptions about current financial guarantee CDS fee levels relative to reference obligation spreads (“relative change ratio”) and Ambac Assurance’s credit spread. We also provide a numerical example in Note 10 of how the fair value of a CDS contract is computed in our model. While correlation is implicit in the fair values of the underlying reference obligations we input into our valuation model, correlation itself is not a specific input into our model nor is it computed by our model in any way. Additionally, we do not track the trends of assumed or implied correlation as it relates to our CDS valuation process.

5.	We acknowledge your response to prior comment 11. You disclose that the new relative change ratio in the event of an internal downgrade is calculated as the weighted average of: (i) a given transaction’s inception relative change ratio and (ii) a ratio of 100%. The weight given to the inception relative change ratio is 100% minus the probability of default (i.e. the probability of non-default) and the weight given to using a 100% relative change ratio is the probability of default. To increase the understandability of this disclosure, please quantify how the new relative change ratio is calculated by disclosing a numerical example based on the 15 CDO of ABS transactions.

Ambac response:

Assume a transaction having an inception relative change ratio of 33% is downgraded to B- during the period, at which time it has an estimated remaining life of 8 years. If the estimated probability of default for an 8 year, B- rated credit of this type is 60% then the revised relative change ratio will be 73.2%. The revised relative change ratio can be calculated as 33% x (100%-60%) + 100 x 60% = 73.2%.

We will disclose a similar numerical example of how we adjust our relative change ratio in future filings.

Please feel free to contact me at (212) 208-3177 should you require further information or have any questions.

January 8, 2009

Sincerely,

Sean T. Leonard

Senior Vice President and

Chief Financial Officer

Copy to:	David Wallis
President and Chief Executive Officer
Ambac Financial Group, Inc.

Kevin J. Doyle, Esq.
Senior Vice President and General Counsel
Ambac Financial Group, Inc.

John Schwolsky, Esq.
Dewey & LeBeouf LLP

Joel Parker
Accounting Branch Chief
Securities and Exchange Commission

Gus Rodriguez
Accounting Branch Chief
Securities and Exchange Commission

John Bendl
Partner
KPMG

Paul Laurenzano
Partner
KPMG